UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Velodyne Lidar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92259F101

(CUSIP Number)

JAMES MASETTI

PILLSBURY WINTHROP SHAW PITTMAN LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 233-4754

DAVID S. HALL

MARTA THOMA HALL

2517 Blanding Avenue

Alameda, CA 94501

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

DAVID S. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,841,315 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

59,453,225
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,841,315 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 59,453,225 Shares held directly by Mr. Hall and (ii) 24,388,090 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

(2) Percentage calculated based on 195,558,910 Shares outstanding on July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021.

2

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

MARTA THOMA HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,471,664 (1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,471,664 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 5,435,865 Shares held directly by Mrs. Hall and (ii) 35,799 Shares underlying certain RSUs which have vested or will fully vest within 60 days of the date hereof. Mr. Hall holds a voting proxy over all such Shares.

(2) Percentage calculated based on 195,558,910 Shares outstanding on July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021.

3

CUSIP No. 92259F101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Mrs. Hall acquired 35,799 Shares in connection with her service as a director of the Issuer and currently holds 126,467 restricted stock units (RSUs), the vesting of which is subject to Mrs. Hall’s continued service through the applicable installment periods and entitles Mrs. Hall to one Share per RSU upon vesting.

Mr. Hall received 208,847 Shares for no consideration as an inheritance.

The remaining Shares held directly by Mr. and Mrs. Hall (and not beneficially owned through irrevocable proxies) were received in connection with the merger described in that certain Agreement and Plan of Merger, dated as of July 2, 2020 (the “Merger”), and amended on August 20, 2020, by and among the Issuer (formerly known as Graf Industrial Corp.), VL Merger Sub Inc. and Velodyne Lidar USA, Inc. (formerly known as Velodyne Lidar, Inc., the “Predecessor Company”), through an exchange of shares held in the Predecessor Company. On the effective date of the Merger, the closing price of the Shares was $24.75 per Share.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

David Hall is the founder of the Issuer and previously served as its Chief Executive Officer. On October 21, 2021, Mr. Hall issued a press release and open letter to stockholders (the “October 21 Letter”) of the Issuer in which Mr. Hall announced, among other things, his intention to nominate two (2) director candidates for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”).

In the October 21 Letter, Mr. Hall also highlighted that, during his tenure, the Issuer established itself as a global leader in the lidar technology space, but that the current Board has made a number of strategic mistakes as a result of which the Issuer’s stock price has declined by as much as 80%. Mr. Hall also stated that he believes the Issuer’s poor performance is directly attributable to the ill-advised decision making of Chairman Michel Dee and director Christopher Thomas, who are both up for election at the 2022 Annual Meeting, and that in Mr. Hall’s view, the only way to reverse this negative trajectory is to replace Messrs. Dee and Thomas with independent and qualified directors.

The foregoing description of the October 21 Letter is qualified by reference to the full text of the letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 195,558,910 Shares outstanding, as of July 30, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021.

4

CUSIP No. 92259F101

A.	Mr. Hall
(a)	As of the date hereof, Mr. Hall beneficially owned 83,841,315 Shares, consisting of (i) 59,453,225 Shares held directly by Mr. Hall and (ii) 24,388,090 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

Percentage: Approximately 42.9%

(b)	1. Sole power to vote or direct vote: 83,841,315
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 59,453,225
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hall has not entered into any transactions in the Shares during the past sixty days.

B.        Mrs. Hall

(a)	As of the date hereof, Mrs. Hall beneficially owned 5,471,664 Shares, consisting of (i) 5,435,225 Shares owned directly by Mrs. Hall and (ii) 35,799 Shares underlying certain RSUs which have vested or will fully vest within 60 days of the date hereof. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,471,664 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mrs. Hall during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or she does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or she does not directly own.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	The October 21 Letter

5

CUSIP No. 92259F101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2021

/s/ David S. Hall
DAVID S. HALL

/s/ Marta Thoma Hall
MARTA THOMA HALL

6

CUSIP No. 92259F101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MARTA THOMA HALL
Acquisition of Common Stock	6,427	N/A (1)	09/08/2021
Sale of Common Stock	(3,235)	6.55 (2)	09/08/2021
Acquisition of Common Stock	7,345	N/A (1)	10/13/2021
Sale of Common Stock	(3,696)	6.36 (2)	10/13/2021

(1) These shares were issued pursuant to vested RSUs released on September 8, 2021 and October 13, 2021.

(2) These sales represent shares required to be sold to cover tax withholding obligations in connection with the vesting and settlement of RSUs.